Exhibit (h)(5)
AMENDMENT NO. 1 TO
OMNIBUS FEE AGREEMENT
     AMENDMENT NO. 1 made as of the 26th day of August, 2008, between First Funds (formerly known as Legacy Funds Group) (the “Trust”), a Massachusetts business trust, and Citi Fund Services Ohio, Inc., an Ohio corporation, formerly known as BISYS Fund Services Ohio, Inc. (“Citi”), to that certain Omnibus Fee Agreement, dated as of August 26, 2005, between the Trust and Citi (as previously amended and as in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.
     WHEREAS, Citi and the Trust have entered into a Co-Administration Agreement, a Fund Accounting Agreement and a Transfer Agency Agreement (collectively, the “First Funds Agreements”) with respect to the Funds, pursuant to which Citi provides certain services to the Funds; and
     WHEREAS, the parties have agreed to extend the First Funds Agreements until August 25, 2009 and as part of the extension, the parties wish to amend the compensation payable to Citi for the provision of services under the First Funds Agreements; and
     NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and Citi hereby agree as follows:
     1. Asset-Based Fees.
     Section 2(A) of the Agreement is deleted and replaced with the following:
     “2(A) An asset-based fee determined as follows:

Average Daily Net Assets of the Funds:	Fee Amount
$0 — up to $500 million	Eleven and three quarter one-hundredths of one percent (.1175 or 11.75 basis points) of the Funds’ average daily net assets

$500 million to $700 million	Ten and three quarter one-hundredths of one percent (.1075 or 10.75 basis points) of the Funds’ average daily net assets

$700 million to $900 million	Nine and three quarter one-hundredths of one percent (.0975 or 9.75 basis points) of the Funds’ average daily net assets

$900 million to $1 billion	Eight and one quarter one-hundredths of one percent (.0825 or 8.25 basis points) of the Funds’ average daily net assets

Average Daily Net Assets of the Funds:	Fee Amount
Over $1 billion	Seven and one-half one-hundredths of one percent (.075 or 7.5 basis points) of the Funds’ average daily net assets
Minimum Requirements: The foregoing asset-based fees are subject to an aggregate complex monthly minimum fee calculated by multiplying $6,250 by the number of Funds in the complex. For purposes of clarification, it is understood that the Per Account Fee, Additional Per Class Fee, AML Service Charges, NQ Filing Fees, CCO Compliance Services Fee, 22c-2 Fees, Performance Reporting Fees, out-of-pocket expenses and any other fees or expenses shall not be applied to the monthly minimum.
Plus a shareholder account charge of $25 for each shareholder account in excess of 100 accounts (open or closed) in the relevant Fund, as reflected on Citi’s transfer agent system at any time during the relevant period.
Per Class Monthly Fee (in excess of 1 per Fund): $2,083.33”
     2. N-Q Filing Fees.
     The first sentence of Section 2(B) of the Agreement is deleted and replaced with the following:
     “In addition, Citi shall be entitled to N-Q Filing Fees equal to $1,500 per Fund per N-Q filed on such Fund’s behalf.”
     3. Custody Fee.
     Notwithstanding anything in the Agreement to the contrary, the parties agree that the custody fee for each Fund shall not be governed by this Agreement, but shall be governed by the agreement between the Trust and the custodian.
     4. Representations and Warranties.
     (a) The Trust represents (i) that it has full power and authority to enter into and perform this Amendment, (ii) that this Amendment, and all information relating thereto has been presented to and reviewed by the Board of Directors of the Funds (collectively, the “Board”), and (iii) that the Board has approved this Amendment.
     (b) Citi represents that it has full power and authority to enter into and perform this Amendment.
     5. Miscellaneous.
     (a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.
     (b) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.
     (c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.
     (d) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed all as of the day and year first above written.

FIRST FUNDS

By:	/s/ J. Franklin Hall

Name:	J. Franklin Hall
Title:	President

CITI FUND SERVICES OHIO, INC.

By:	/s/ Fred Naddaff

Name:	Fred Naddaff
Title:	President